Exhibit 99.1

SAI.TECH Terminates Remainder of Expansion Project In Kazakhstan

SINGAPORE, August 2, 2022 -- SAI.TECH Global Corporation (“SAI.TECH” or the “Company”, NASDAQ: SAI, SAITW), a global energy-saving bitcoin mining operator and a clean-tech company that integrates the bitcoin mining, heating, and power industries, announces the execution of the Supplementary Agreements, dated August 1, 2022, which terminate its Service Agreement, dated as of July 18, 2021, with Better Tech Limited (“Better Tech”) relating to the Phase II 90 MW power supply cooperation in Kazakhstan, and its Bitcoin Mining Hosting Service Agreement, dated as of July 16, 2021, with E2M Technology Limited (“E2M”) relating to the rendering of Phase II 90 MW hosting services in Kazakhstan. As previously disclosed in the Company’s Form 20-F, filed with SEC on May 31, 2022, SAI.TECH received concerns from its power partners and hosting customers regarding the Company’s operation stability and cost uncertainties as they relate to the developments in Kazakhstan during the first half of 2022. These power partners and hosting customers also expressed their intention to suspend their services under the originally agreed Service Agreement and Bitcoin Mining Hosting Service Agreement in the amount of 90MW in Phase II, which had already been delayed due to the national riots in Kazakhstan which commenced on January 2022. SAI.TECH recently reached a mutual understanding with Better Tech and E2M on the force majeure events that occurred during the first half of 2022 and agreed to a waiver of liabilities. All parties agreed to continue the execution of the Phase I 15 MW cryptocurrency mining operation, which started on August 2021, based on the terms of the Service Agreement and Bitcoin Mining Hosting Service Agreement.

SAI.TECH continues to evaluate several potential strategic opportunities to bring value to its shareholders.

About SAI.TECH

SAI.TECH is an energy-saving bitcoin mining operator and a clean-tech company that integrates the bitcoin mining, power, and heating industries. SAI.TECH uses proprietary liquid cooling and waste heat recovery technology for its digital asset mining machines, utilizing waste heat to provide recycled energy and heating to potential customers while lowering mining operating costs. SAI.TECH strives to become the most cost-efficient digital asset mining operations company globally while simultaneously promoting the clean transition of the bitcoin mining, power, and heating industries.

In May 2022, SAI became a publicly traded company under the ticker symbol “SAI” on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation (“TradeUP”).

For more information on SAI.TECH, please visit https://sai.tech/ .

Investor Relations Contact

ir@sai.tech